Exhibit 99.5

Avricore Health Inc.

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three and nine months ended September 30, 2020

Notice to Reader

Management has prepared the unaudited condensed interim consolidated financial statements for Avricore Health Inc. (the Company) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2020.

Avricore Health Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	Unaudited September 30, 2020	Audited December 31, 2019
		$	$
ASSETS

Current Assets
Cash and cash equivalents		38,108	13,799
Accounts receivable	4	23,477	15,474
Prepaid expenses and deposits	5	117,355	179,123
Inventories	6	176,865	-
		355,805	208,396

Intangible assets	8	3	3
Total Assets		355,808	208,399

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	9	313,095	652,460
Lease liabilities	10	-	21,390
Loans payable	11	955,638	-
		1,268,733	673,850

SHAREHOLDERS’ DEFICIENCY
Share capital	12	21,688,071	21,400,106
Subscription		-	10,000
Shares to be issued	3	-	100,000
Reserves	12	5,368,490	5,358,462
Deficit		(27,969,486)	(27,334,019)
		(912,925)	(465,451)
Total Liabilities and Shareholders’ Deficiency		355,808	208,399

Nature of operations and going concern (Note 1)

Subsequent events (Note 21)

Approved and authorized on behalf of the Board of Directors on November 30, 2020.

        “Hector Bremner”            “David Hall”

Hector Bremner, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
		$	$		$

Revenue		8,082	11,083	24,948	24,742

Cost of sales		3,325	3,980	9,688	11,486
Gross profit (loss)		4,757	7,103	15,260	13,256

Expenses
Amortization		-	-	-	112,216
Consulting	16	39,823	183,994	137,323	442,885
General and administrative	14	20,045	52,587	82,563	210,886
Management Fees	16	67,500	37,500	202,500	112,500
Professional fees	16	30,000	72,839	102,949	199,644
Marketing and communications	13	3,080	46,227	29,601	211,929
Share-based compensation	16	10,028	-	10,028	58,525
		170,476	393,147	564,964	1,348,585
Other income (expense)
Finance costs		(46,071)	-	(113,164)	-
Gain on settlement of debt		5,001	-	27,401	-
Write-down of intangible assets	8	-	(313,514)	-	(313,514)
Other income		-	29,656	-	5,993
Net loss from continuing operations		(206,789)	(669,902)	(635,467)	(1,642,850)

Loss from discontinued operations	15	-	(13,526)	-	(156,999)

Net loss and comprehensive loss for the period		(206,789)	(683,428)	(635,467)	(1,799,849)

Basic and Diluted Loss Per Share
Continuing operations		(0.00)	(0.01)	(0.01)	(0.03)
Discontinued operations		-	(0.00)	-	(0.00)
		(0.00)	(0.01)	(0.01)	(0.03)
Weighted Average Number of Common Shares Outstanding		62,835,153	49,269,867	58,358,579	45,546,272

Segmented information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)

(Unaudited)

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance, December 31, 2018	40,103,665	20,783,372	211,167	-	733,388	4,386,450	(25,228,411)	885,966
Shares issued for cash	11,058,835	465,760	-	-	171,310	-	-	637,070
Exercise of stock options	73,928	39,807	-	-	-	(19,106)	-	20,701
Shares issued for services	125,081	11,167	(11,167)	-	-	-	-	-
Acquisition of HealthTab Inc.	1,111,110	100,000	(100,000)	-	-	-	-	-
Share subscriptions received	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	58,525	-	58,525
Net loss	-	-	-	-	-	-	(1,799,849)	(1,799,849)
Balance, September 30, 2019	52,472,619	21,400,106	100,000	10,000	904,698	4,425,869	(27,028,260)	(187,587)
Balance, December 31, 2019	52,472,619	21,400,106	100,000	10,000	904,698	4,453,764	(27,334,019)	(465,451)
Bonus shares	3,480,000	52,200	-	-	-	-	-	52,200
Acquisition of HealthTab Inc.	2,000,000	100,000	(100,000)		-	-	-	-
Shares issued for debt	5,477,965	136,949	-	(10,000)	-	-	-	126,949
Share issue cost	-	(1,184)	-		-	-	-	(1,184)
Share-based compensation	-	-	-	-	-	10,028	-	10,028
Net loss	-	-	-	-	-	-	(635,467)	(635,467)
Balance, September 30, 2020	63,430,584	21,688,071	-	-	904,698	4,463,792	(27,969,486)	(912,925)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian Dollars)

	Nine months ended September 30,
	2020	2019
	$	$
Operating Activities
Net loss from continuing operations	(635,467)	(1,642,850)
Adjustment for the non-cash items:
Amortization	-	112,216
Finance cost	98,564	-
Share-based payments	10,028	58,525
Gain on settlement of debt	(27,401)	-
Write down of receivables	886	-
Write-down of intangible assets	-	313,514

Change in working capital items:
Accounts receivable	(8,889)	-
Prepaid expenses	53,348	8,194
Inventories	(176,865)	-
Accounts payable and accrued liabilities	(185,015)	205,448
Net cash used in operating activities	(870,811)	(944,953)
Net cash provided by operating activities of discontinued operations	-	252,924
	(870,811)	(692,029)
Investing Activities
Net cash used in investing activities	-	-
Net cash used in investing activities of discontinued operations	-	-
	-	-
Financing Activities
Proceeds from issuance of shares, net	-	637,070
Proceeds from exercise of options	-	20,701
Share subscriptions received	-	10,000
Share issue cost	(1,184)	-
Loan proceeds	940,000	-
Finance cost	(30,000)	-
Lease payments	(13,696)	-
Net cash provided by financing activities	895,120	667,771
Net cash provided by financing activities of discontinued operations	-	-
	895,120	667,771

Increase (decrease) in Cash	24,309	(24,258)
Cash and Cash Equivalents, Beginning of Period	13,799	84,442
Cash and Cash Equivalents, End of Period	38,108	60,184

Cash and Cash Equivalents Consist of:
Cash	28,108	60,184
Guaranteed investment certificates	10,000	-
Cash and cash equivalents	38,108	60,184

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POCT”).

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements. The condensed interim consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	September 30, 2020	December 31, 2019
	$	$
Deficit	(27,969,486)	(27,334,019)
Working capital (deficit)	(912,928)	(465,454)

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, several measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company continues to operate the business forward at this time. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s operations, including the duration and impact on the Company’s future plans, cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in 2020.

2.BASIS OF PRESENTATION

a)Statement of Compliance

The condensed interim consolidated financial statements for the period months ended September 30, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2019. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual financial statements for the year ended December 31, 2019.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

b)Basis of preparation (continued)

c)

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 of the annual consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(n) of the annual consolidated financial statements for the year ended December 31, 2019. Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

d)Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s consolidated financial statements.  Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

3.ACQUISITION OF HEALTHTAB INC.

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);

•Issue 880,000 common shares no later than 125 days after the closing date (issued);

•Issue 880,000 common shares no later than 245 days after the closing date (issued);

•Issue 906,667 common shares no later than 365 days after the closing date (issued);

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020 (issued)

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

4.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	September 30, 2020	December 31, 2019
	$	$
Trade receivables	9,922	12,375
GST receivable	13,555	3,099
	23,477	15,474

5.PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $85,400 (December 31, 2019 - $152,704), office security deposit of $nil (December 31, 2019 - $8,420), prepaid business insurance of $19,955 (December 31, 2019 - $5,999) and security deposits of $12,000 (December 31, 2019 - $12,000).

6.INVENTORIES

The Company’s inventory consists of the following:

	September 30, 2020	December 31, 2019
	$	$
Finished goods – hand sanitizers	176,865	-
	176,865	-

7.RIGHT-OF-USE ASSET

Office Lease
$
Cost
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Additions	-
Balance, December 31, 2019	68,253

Accumulated Amortization
Balance, December 31, 2018	-
Amortization	68,253
Balance, December 31, 2019	68,253

Carrying value December 31, 2019	-

Right-of-use asset comprised of the Company’s leased office space. During the year ended December 31, 2019, the Company determined it would terminate the remaining lease, and accordingly amortized 100% of the right-of-use asset to $Nil.

During the period ended September 30, 2020, the Company terminated its lease agreement for its office premise. Pursuant to the cancelation, the Company forfeited its deposit of $8,420 and agreed to pay the outstanding rent for the months of January to March, 2020.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

8.EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
	$	$	$	$	$
Cost
Balance, December 31, 2018	10,854	3,898	38,896	24,182	77,830
Write down	(10,854)	(3,898)	(38,896)	(24,182)	(77,830)
Balance, December 31, 2019	-	-	-	-	-

Accumulated Amortization
Balance, December 31, 2018	4,381	2,552	29,409	20,483	56,825
Amortization	1,942	404	2,845	1,110	6,301
Write down	(6,323)	(2,956)	(32,254)	(21,593)	(63,126)
Balance, December 31, 2019	-	-	-	-	-

Carrying value
As at December 31, 2019	-	-	-	-	-

The write-off of equipment of $14,704 during the year ended December 31, 2019 is included in discontinued operations.

9.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
	$	$	$	$
Cost
Balance, December 31, 2018	1	1	510,878	510,880
Write down	-	-	(510,877)	(510,877)
Balance, December 31, 2019 and September 30, 2020	1	1	1	3

Accumulated Amortization
Balance, December 31, 2018	-	-	85,147	85,147
Amortization	-	-	112,216	112,216
Write down	-	-	(197,363)	(197,363)
Balance, December 31, 2019 and September 30, 2020	-	-	-	-

Carrying value
As at December 31, 2019	1	1	1	3
As at September 30, 2020	1	1	1	3

During the year ended December 31, 2019 the Company performed an assessment and determined that the carrying value of the intangible asset exceeded the recoverable amount and accordingly recognized impairment of the intangible asset related to Emerald acquisition in the amount of $313,514. The impairment can be reversed in future periods when there is a change in circumstances and the estimates used to determine the asset's recoverable amount.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	September 30, 2020	December 31, 2019
	$	$
Trade accounts payable	313,095	625,460
Accrued liabilities	-	27,000
	313,095	652,460

11.LEASE LIABILITIES

$
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Finance cost	5,144
Lease payments	(52,007)
Balance, December 31, 2019	21,390
Finance cost	726
Lease payments	(22,116)
Balance, September 30, 2020	-

(See Note 7)

12.LOANS PAYABLE

During the period ended September 30, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares with a fair value of $52,500, which was recorded against the carrying value of the loan. During the three and nine months ended September 30, 2020, the Company recorded $25,206 and $53,699 as interest expense and recorded $20,719 and $44,140 as accretion expense on the loan.

During the period ended September 30, 2020, the Company obtained an unsecured bank loan in the amount of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2022. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

13.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

Issued share capital

During the period ended September 30, 2020:

The Company issued 5,477,965 common shares at a price of $0.025 per share to settle an outstanding debt of $136,949.  An aggregate of 1,900,000 shares were issued in settlement of $47,500 in amounts owing to certain directors and officers of the Company. The shares issued to the related parties are subject to a four month plus one day hold period.

The Company issued 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab (see Note 3).

The Company issued 3,480,000 common shares valued at $52,200 as bonus shares pursuant to the loan agreement (see Note 11).

During the year ended December 31, 2019:

The Company issued 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (see Note 3).

The Company issued 73,928 common shares pursuant to the exercise of 73,928 stock options for gross proceeds of $20,701. $19,108 was reclassified from reserves to share capital on exercise of the options.

The Company issued 125,081 common shares to a vendor valued at $11,167 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

The Company closed a private placement 4,206,435 common shares at a price of $0.07 per share for gross proceeds of $294,450.

The Company closed a private placement and issued 6,852,400 units at a price of $0.05 per unit for gross proceeds of $342,620. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.15 per share until August 13, 2021. The fair value of common shares was $171,310 based on share price and, the residual value of $171,310 was allocated to the warrants.

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

Stock options (continued)

The changes in share options including those granted to directors, officers, employees and consultants are summarized as follows:

	Period ended September 30, 2020		Year ended December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	5,241,072	$0.13	2,539,000	$0.23
Options granted	-	-	3,095,000	$0.06
Expired/Cancelled	(160,000)	$0.07	(319,000)	$0.22
Exercised	-	-	(73,928)	$0.28
Ending Balance	5,081,072	$0.07	5,241,072	$0.13
Exercisable	5,081,072	$0.07	5,241,072	$0.13

The following table summarizes information about share options outstanding and exercisable as at September 30, 2020:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.10 (1)	July 20, 2022	150,000	150,000
$0.10 (1)	September 27, 2022	150,000	150,000
$0.10 (1)	November 20, 2022	150,000	150,000
$0.10 (2)	December 8, 2022	1,151,072	1,151,072
$0.10 (3)	March 27, 2023	200,000	200,000
$0.10 (4)	April 11, 2023	150,000	150,000
$0.10 (5)	September 12, 2023	140,000	140,000
$0.075	January 24, 2024	280,000	280,000
$0.08	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	610,000	610,000
$0.05	October 1, 2024	1,960,000	1,960,000
		5,081,072	5,081,072

(1) Options repriced from $0.15 to $0.10 during the period ended September 30, 2020

(2) Options repriced from $0.28 to $0.10 during the period ended September 30, 2020

(3) Options repriced from $0.24 to $0.10 during the period ended September 30, 2020

(4) Options repriced from $0.21 to $0.10 during the period ended September 30, 2020

(5) Options repriced from $0.125 to $0.10 during the period ended September 30, 2020

The weighted average remaining life of the stock options outstanding at September 30, 2020 is 3.18 years.

Share-based compensation

Share-based compensation of $10,028 was recognized during the period ended September 30, 2020 (2019 - $58,525) for stock options granted, vested, and repriced during the period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

Stock options (continued)

Share-based payments for options granted and repriced was measured using the Black-Scholes option pricing model with the following assumptions:

	2020	2019
Expected life	2 – 3 years	5.0 years
Volatility	141% - 180%	110% - 143%
Dividend yield	0%	0%
Risk-free interest rate	0.23% - 0.27%	1.58% - 1.86%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Period ended September 30, 2020		Year ended December 31, 2019
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	20,704,664	$0.24	13,852,264	$0.28
Warrants issued	-	-	6,852,400	$0.15
Warrants expired	(8,446,438)	$0.33	-	-
Outstanding	12,258,226	$0.17	20,704,664	$0.24

The following table summarizes information about warrants outstanding and exercisable as at September 30, 2020:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.15	August 13, 2021	6,852,400
		12,258,226

The weighted average remaining life of the warrants outstanding at September 30, 2020 is 1.36 years.

14.MARKETING AND COMMUNICATION EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Marketing	1,430	3,290	2,279	43,002
Shareholder communications	1,650	42,937	27,322	168,927
	3,080	46,227	29,601	211,929

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

15.GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Bank service charges	1,210	1,825	4,011	4,271
Filing and registration fees	4,251	9,638	21,504	65,180
Foreign exchange	84	(254)	6,701	62
Insurance	9,871	4,660	27,804	24,844
Office maintenance	2,740	18,553	11,275	44,820
Rent	1,460	13,264	3,858	38,743
Investor relations	-	-	1,265	1,990
Travel	-	4,901	5,259	30,976
Write down of receivables	429	-	886	-
	20,045	52,587	82,563	210,886

16.DISCONTINUED OPERATIONS

During the year ended December 31, 2019, the Company discontinued operations of its OTC pharmaceuticals products business division business segment. During the period ended September 30, 2020 and 2019, the loss attributable to the discontinued operations are as follows:

Nine months ended September 30,
	2020	2019
	$	$
Sales	-	131,660
Marketing, promotional activities	-	(18,288)
Net Revenue	-	113,372

Cost of Sales	-	33,095
Gross profit (loss)	-	80,277

Expenses
Amortization	-	4,726
Product registration and development	-	4,999
Selling and marketing	-	117,610
	-	127,335
Other income (expense)
Write-down of inventories	-	(109,941)

Net loss from discontinued operations	-	(156,999)

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

16.DISCONTINUED OPERATIONS (continued)

The net cash flows attributable to the discontinued operations are as follows:

Nine months ended September 30,
	2020	2019
	$	$
Operating Activities
Net loss from discontinued operations	-	(156,999)
Adjustment for the non-cash items:
Amortization	-	4,726
Write-down of inventories	-	109,941

Change in working capital items:
Accounts receivable	-	223,839
Inventories	-	(7,442)
Accounts payable and accrued liabilities	-	78,859

Increase (Decrease) in Cash	-	252,924

17.RELATED PARTY TRANSACTIONS

For the three and nine months ended September 30, 2020 and 2019, the Company recorded the following transactions with related parties:

a)$37,500 and $112,500 in management fees to the Chief Executive Officer and former Executive Vice President of the Company (2019 - $nil and $nil).

b)$nil and $nil in consulting fees to the Chief Executive Officer and former Executive Vice President of the Company (2019 - $30,000 and $40,000).

c)$30,000 and $90,000 in management fees to the President and former Chief Executive Officer of the Company (2019 - $37,500 and $112,500).

d)$30,000 and $90,000 in professional fees to a company controlled by the Chief Financial Officer of the Company (2019 - $45,000 and $45,000)

e)$30,000 and $90,000 in consulting fees to the Chief Technology Officer of the Company (2019 - $36,667 and $96,667).

f)$nil and $nil in consulting fees to a company of which a former Chief Financial Officer and a former Corporate Secretary of the Company are employees (2019 - $17,050 and $47,270).

g)$nil and $nil in professional fees to a company controlled by a former Chief Financial Officer of the Company (2019 - $nil and $14,000).

h)The Company issued 5,477,965 common shares at a price of $0.025 per share to settle an outstanding debt of $136,949.  An aggregate of 1,900,000 shares were issued in settlement of $47,500 in amounts owing to certain directors and officers of the Company. The shares issued to the related parties are subject to a four month plus one day hold period.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

17.   RELATED PARTY TRANSACTIONS (continued)

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Professional fees	30,000	45,000	90,000	59,000
Management fees	67,500	37,500	202,500	112,500
Consulting fees	30,000	83,717	90,000	183,937
Share-based compensation	8,662	-	8,662	58,525
	136,162	166,217	391,163	413,962

The following amounts due to related parties were included in accounts payable and accrued liabilities as at:

Due to	September 30, 2020	December 31, 2019
	$	$
President and former Chief Executive Officer	48,937	134,339
Chief Executive Officer	40,466	59,304
Company controlled by the CFO	10,500	5,513
Chief Technology Officer	29,500	122,500
Total	129,403	321,656

18.   CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended September 30, 2020.

19.  SEGMENTED INFORMATION

At September 30, 2020, the Company has only one segment, being the HealthTab - Point of Care Business in Canada.

During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business (see Note 16).

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

20.   SUPPLEMENTAL CASH FLOW INFORMATION

During the nine months ended September 30, 2020, the Company:

- Issued in total 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab (see Notes 3 and 13).

- Issued in total 3,480,000 common shares valued at $52,200 as bonus shares under a loan agreement (see Notes 12).

- Issued 5,477,965 common shares at a price of $0.025 per share to settle an outstanding debt of $136,949

During the nine months ended September 30, 2019, the Company:

- Issued in total 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (see Notes 3 and 13)

- issued 125,081 common shares to a vendor valued at $11,167 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash, accounts receivable, accounts payable, and lease liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at September 30, 2020 (December 31, 2019 – 45% from one customer).

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

21.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Due to the ongoing COVID-19 pandemic, liquidity risk has been assessed as high.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised.

As at September 30, 2020, the Company’s liabilities were comprised of accounts payable and accrued liabilities, deferred revenue, and loans payable of $1,268,733 (December 31, 2019 - $673,850).

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk. The Company’s loans payable bear fixed interest rate.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable and accounts payable, carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited)

(Expressed in Canadian Dollars)

21.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

d)Fair value of financials instruments (continued)

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company’s lease liabilities are at this level.

Level 3: Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

20.SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2020:

a)The Company closed a tranche of a private placement and issued 6,260,000 units at a price of $0.10 per unit for gross proceeds of $626,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $22,500 and issued 225,000 finder’s warrants. The Company’s directors and officers participated in the private placement.